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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66705

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities Inc. (formerly Prospect Securities, L.P.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13455 Noel Road, Suite 1710
(No. and Street)

Dallas	Texas	75025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tanya Massie (972)308-6717
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Payne Smith & Jones, P.C.
(Name - *if individual, state last, first, middle name*)

10711 Preston Road, Suite 110	Dallas	Texas	75230
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

(X) Certified Public Accountant

( ) Public Accountant

( ) Account not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are required to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PAYNE SMITH & JONES, P.C.
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
NexBank Securities, Inc.

We have audited the accompanying statement balance sheet of NexBank Securities, Inc. as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of NexBank Securities, Inc., at December 31, 2008, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Payne Smith & Jones, P.C.

January 23, 2009

10711 Preston Road • Suite 110 • Dallas, TX 75230 • 972 / 404-1226 • Fax 214 / 363-9980

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2008

(In Thousands)

ASSETS		
Cash and cash equivalents	$	6,156
Receivables:		
Brokers and dealers		112
Non-customers		15
Affiliates		-
		127
Furniture, equipment, and leasehold improvements, net		312
Other assets		67
Total assets	$	6,662
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued liabilities	$	3,741
Payable to affiliates		43
Total liabilities		3,784
Stockholder's equity:		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Additional paid-in capital		1,940
Retained earnings		938
Total stockholder's equity		2,878
Total liabilities and stockholder's equity	$	6,662

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2008

(In Thousands)

Revenue:		
Commissions	$	1,934
Underwriting fees		253
Investment advisory and administrative fees		7,974
Other		6
Total revenue		10,167
Expenses:		
Compensation and benefits		6,576
Commissions		249
Regulatory fees		295
Other		1,627
Total expenses		8,747
Net income	$	1,420

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2008

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income	Total
Balances, January 1, 2008	$ -	$ 1,940	$ 5,018	$ (30)		$ 6,928
Comprehensive income:						
Net income	-	-	1,420	-	$ 1,420	1,420
Other comprehensive income:						
Unrealized gains arising during the period	-	-	-	30	30	30
Total comprehensive income					$ 1,450	
Distributions to shareholder	-	-	(5,500)	-		(5,500)
Balances, December 31, 2008	$ -	$ 1,940	$ 938	$ -		$ 2,878

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2008

(In Thousands)

Cash flows from operating activities:		
Net income	$	1,420
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		129
Loss on sale of securities available for sale		80
(Increase) decrease in assets:		
Receivable from brokers and dealers		75
Receivable from affiliates		225
Other receivables		(14)
Other assets		5
(Decrease) increase in liabilities:		
Accrued liabilities		(1,492)
Payable to affiliates		43
Net cash provided by operating activities		471
Cash flows from investing activities:		
Purchases of securities available for sale		(41)
Proceeds from sales of securities available for sale		44
Purchase of furniture, equipment, and leasehold improvements		(4)
Net cash used in investing activities		(1)
Cash flows from financing activities:		
Distributions to shareholder		(5,500)
Net cash used in operating activities		(5,500)
Net decrease in cash and cash equivalents		(5,030)
Cash and cash equivalents:		
Beginning of year		11,186
End of year	$	6,156

See accompanying notes to financial statements.

1. Organization and Nature of Business

NexBank Securities, Inc., a Delaware limited partnership is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). Effective May 31, 2006, NCI purchased the existing partnership interests of Prospect Securities, L.P. from its partners (who are also the majority stockholders of NCI) for a purchase price of approximately $366,000, which represented the book value of the net assets at that date. Simultaneous with this transaction, the Company converted organizational forms from a limited partnership to an S Corporation and changed its name to NexBank Securities, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

Securities Available for Sale

Available for sale securities consist of certain equity securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities, are reported in other comprehensive income. Realized gains and losses are included in other income or expense, and when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income.

Gains and losses on the sale of available for sale securities are determined using the specific identification method.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary, if any, would result in write-downs of the individual securities to their fair value. The related write-downs, if any, would be included in operations as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Trading Securities

The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value with changes in fair value recorded in earnings. Interest and dividends are included in net interest income.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

Recognition of Revenue

Marketing fees and interest income are accrued and recognized as they are earned. Commissions are recorded on the trade date.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholders. Consequently, no provision or liability for Federal income taxes has been reflected in the accompanying financial statements.

3. **Recent Accounting Pronouncements**

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In October 2008, the FASB issued Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.* This FSP clarifies the application of SFAS 157 in a market that is not active. The impact of the adoption of this Statement and related Staff Positions in 2008 did not have a material impact on the Company's financial position or results of operations.

In December 2007, the FASB issued Statement No. 141R, (revised 2007) *Business Combinations* ("SFAS 141R"). SFAS 141 R replaces the current standard on business combinations and has significantly changed the accounting for and reporting of business combinations in consolidated financial statements. This statement requires an entity to measure the business acquired at fair value and to recognize goodwill attributable to any noncontrolling interests (previously referred to as minority interests) rather than just the portion attributable to the acquirer. The statement will also result in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. In addition, the statement requires payments to third parties for consulting, legal, audit, and similar services associated with an acquisition to be recognized as expenses when incurred rather than capitalized as part of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The impact of the adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard became effective for the Company on January 1, 2008. The Bank did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements* (SFAS 160). This statement's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 shall be effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Management anticipates this Statement will have no significant effect on the Company's financial statements.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* (SFAS 161). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008. Management anticipates this Statement will have no significant effect on the Company's financial statements.

In May 2008, the FASB issued Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). This Statement concludes that the Generally Accepted Accounting Principles (GAAP) hierarchy should reside in the accounting literature established by the FASB and issued this Statement to achieve that result. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to certain Auditing Standards. Management anticipates this Statement will have no significant effect on the Company's financial statements.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The adoption of this Issue did not have a material impact on the Company's financial position or results of operations.

On September 12, 2008, The FASB issued Staff Position FSP No. FAS 133-1 and FIN 45-4, *Disclosures and Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161* (issued September 12, 2008). This FSP is intended to improve disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. It amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. The FSP also amends FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,* to require an additional disclosure about the current status of the payment/performance risk of a guarantee. This amendment of FIN 45 reflects the FASB Board's belief that instruments with similar risks should have similar disclosures. This FSP amended paragraph 13(a) of FIN 45 to require that the "current status (that is, as of the date of the statement of financial position) of the payment performance risk of the guarantee" be disclosed. The provisions that amend SFAS 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. The adoption of the FSP did not have a material impact on the Company's financial position and results of operations.

On December 11, 2008 the FASB issued Staff Position (FSP) 140-4 and FIN 46(R)-8, Disclosures by Public Entities about Transfers of Financial Assets and Interests in Variable Interest Entities. The FSP requires additional disclosure regarding Transfers of Financial Assets and Variable Interest Entities. The FSP became effective for the first interim or annual reporting period ending after December 15, 2008. As the Company does not have any variable interests in Variable Interest Entities, and does not securitize its loans or other financial assets the FSP did not have an impact on the Company's consolidated financial position, results of operations or cash flows, or our footnote disclosures.

4. Statement of Cash Flows

The Company uses the indirect method to present cash flows from operating activities. Supplemental cash flow information for the year ended December 31, 2008 is presented as follows (in thousands):

Noncash transactions:	
Net unrealized depreciation on securities available for sale converted to loss on sale	$ 30

5. **Debt and Equity Securities**

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent.

Securities classified as available for sale at December 31, 2007 were sold during 2008. Gross proceeds amounted to approximately $44,000 and gross losses amounted to approximately $80,000.

6. **Related Party Transactions**

The Company derives the majority of its income on products and marketing it performs for and on behalf of Highland Capital Management, L.P. (HCMLP). HCMLP is an entity which is owned principally by the majority stockholders of NCI. Approximately $8,227,000 (80.9% of total revenue) was derived from transactions involving HCMLP and/or various other affiliated entities during 2008.

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed amounted to approximately $466,000, including rent allocation of approximately $185,000, as discussed in Note 8.

Total payables to affiliates amounted to approximately $43,000 at December 31, 2008.

7. **Furniture, Equipment, and Leasehold Improvements**

The following is a summary of furniture, equipment, and leasehold improvements at December 31, 2008 (in thousands):

	Estimated Useful Life	Amount
Furniture and fixtures	5 to 7 years	$ 59
Computers and equipment	5 years	280
Leasehold improvements	5.5 years	251
		590
Less accumulated depreciation		(278)
Total		$ 312

Depreciation and amortization expense amounted to approximately $129,000 for the year ended December 31, 2008.

8. Commitments, Guarantees and Contingent Liabilities

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee agreements. FIN 45 defines guarantees as contract and determination agreements that contingently require a guarantor or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees its clearing agent against specified potential losses in connection with the clearing entity acting as an agent of, or providing services to, the Company. The Company does not perform trading activities on its own, but acts as an introducing broker to its clearing agent. As an introducing broker, any losses that occur would be primarily due to settlement risk (that is, the risk of counterparty failure between trade date and settlement date). The Company attempts to reduce its risk by qualifying and approving its counterparties. As such, the Company believes it is unlikely that it will be required to remit any material payments under the agreement with its clearing agent and, thus, has not recorded any contingent liability in the accompanying financial statements.

The Company is involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

The Company leases its primary office facility under a non-cancelable lease agreement which expires December 31, 2011. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2009	$ 89
2010	89
2011	89
	$ 267

Additionally, the Company is allocated rent expense from HCMLP for its out-of-state marketing facilities. Total rent expense incurred for the year ended December 31, 2008 amounted to approximately $289,000, of which approximately $185,000 was allocated from HCMLP.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

9. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $250,000 or 6.67% of total aggregate indebtedness.

At December 31, 2008, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $2,414,000 and $3,804,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 1.58 to 1.00. Total net capital was approximately $2,160,000 in excess of the minimum required net capital of approximately $254,000.

10. Customer Protection, Reserves and Custody of Securities

As an introducing broker-dealer, the Company does not hold funds or securities but clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, Bear Stearns Securities Corp (now known as JP Morgan Chase).; accordingly and pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is not subjected to such provisions, which provide for the maintenance by the broker-dealer of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

11. Fair Value

Effective January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets.

Level 2—Significant other observable inputs other than Level I prices such as quoted prices in markets that are not active, quoted prices for similar assets, or other inputs that are observable, either directly or indirectly, for substantially the full term of the asset.

Level 3—Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The fair values of securities available for sale are generally determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, and/or where valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Internal cash flow models using a present value formula along with indicative exit pricing obtained from broker/dealers were used to determine fair value for certain Level 3 investments. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Company had no assets or liabilities subject to fair value measurement either on a recurring or non-recurring basis in accordance with SFAS No.157 at December 31, 2008.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2008

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total stockholder's equity	$	2,878
Less deduction for fidelity bond deductible > $5,000		70
Less non-allowable assets:		
Receivables from non-customers		15
Furniture, equipment, and leasehold improvements		312
Other assets		67
Net capital prior to haircuts on sceurities positions		2,414
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		2,414
Minimum net capital required		254
Excess net capital		2,160
Aggregate indebtedness:		
Accrued liabilities		3,804
Total aggregate indebtedness	$	3,804
Ratio of aggregate indebtedness to net capital		1.6

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(ii).

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

December 31, 2008

PAYNE SMITH & JONES, P.C.

Certified Public Accountants

January 23, 2009

CONFIDENTIAL

To the Board of Directors of
NexBank Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of NexBank Securities, Inc. (Company) as of and for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3.

The Company processes client trades through Bear Stearns Securities Corp., now known as JP Morgan Chase (JPMC) on a fully disclosed basis. The Clearing Agreement between the Company and JPMC requires JPMC to perform the above listed duties associated with carrying customer cash balances and the custody of securities.

10711 Preston Road • Suite 110 • Dallas, TX 75230 • 972 / 404-1226 • Fax 214 / 363-9980

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraphs and for verifying that JPMC has established and maintained internal control and the practices and procedures referred to in the preceding paragraphs in its performance of duties associated with carrying customer cash balances and the custody of securities. In fulfilling these responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purposes described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and Stockholder, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Payne Smith & Jones, P.C.

OATH OR AFFIRMATION

I, Tanya Massie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follow:

None

LISA R STUART
Notary Public, State of Texas
My Commission Expires
June 20, 2012

Signature

Assistant Vice President / FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of income (Loss).
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule I 5e3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule I 5c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of Reserve Requirements Pursuant to Rule I 5c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXBANK SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2008

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934